Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-155732

Subject to Completion, Dated March 2, 2010
Preliminary Pricing Supplement to Prospectus Supplement Dated November 18, 2009
and Prospectus Dated November 26, 2008

Pricing Supplement dated March , 2010
(To Prospectus Supplement dated November 18, 2009
and Prospectus dated November 26, 2008)

PUBLIC SERVICE ELECTRIC AND GAS COMPANY (PSE&G)
Secured Medium-Term Notes, Series G

CUSIP:	Maturity Date: March 1, 2040
Trade Date: March , 2010	These Notes are DTC Eligible and will be issued in
Original Issue Date/Settlement Date: March , 2010,	book-entry form
which is the fourth business day following the Trade	Mode of Distribution: [X] Underwritten [ ] Agented
Date. Accordingly, purchasers who wish to trade the	[ ]	Banc of America Securities LLC
Notes on the date hereof will be required, because the	[ ]	Barclays Capital Inc.
Notes will not initially settle in T+3, to specify an	[X]	BNP Paribas Securities Corp.
alternative settlement date at the time of such trade to	[X]	CastleOak Securities, L.P.
prevent a failed settlement and should consult their	[ ]	Citigroup Global Markets Inc.
own advisors.	[ ]	Deutsche Bank Securities Inc.
Principal Amount: $ ,000,000	[ ]	Goldman, Sachs & Co.
Price to Public: % of Principal Amount, plus	[X]	J.P. Morgan Securities Inc.
accrued interest from March , 2010 if settlement	[X]	Mitsubishi UFJ Securities (USA), Inc.
occurs after that date	[ ]	Mizuho Securities USA Inc.
Purchase Price: % of Principal Amount	[ ]	Morgan Stanley & Co. Incorporated
Net Proceeds to Company: $	[X]	RBS Securities Inc.
Interest Rate: % per annum	[ ]	Scotia Capital (USA) Inc.
Interest Accrual Date: March , 2010	[ ]	Toussaint Capital Partners, LLC
Interest Payment Dates: March 1 and September 1,	[ ]	Wells Fargo Securities, LLC
commencing September 1, 2010	[ ]	The Williams Capital Group, L.P.
Regular Record Dates: February 15 and August 15

Redemption Provisions:

     The Secured Medium-Term Notes, Series G offered hereby (the “Secured Medium-Term Notes”) will be subject to redemption as described in the prospectus and prospectus supplement.

     Additionally, the Secured Medium-Term Notes will be subject to redemption at any time prior to the Maturity Date on not less than 30 days’ prior written notice to holders, either as a whole or in part, at the option of PSE&G, at a redemption price equal to the greater of (i) 100% of the principal amount of the Secured Medium-Term Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of accrued interest to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus      basis points (0.     %), plus, in either case, accrued interest thereon to the date of redemption.

     “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Secured Medium-Term Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Secured Medium-Term Notes to be redeemed.

     “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of five Reference Treasury Dealer Quotations, or (ii) if the Trustee is unable to obtain five Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so obtained.

     “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by PSE&G and acceptable to the Trustee.

     “Reference Treasury Dealer” means a primary U.S. Government Securities Dealer in the United States (a “Primary Treasury Dealer”) selected by PSE&G and acceptable to the Trustee.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Use of Proceeds:

     The net proceeds from the sale of the Secured Medium-Term Notes will be added to the general funds of PSE&G and will be used for general corporate purposes, including funding a portion of the repayment at maturity of $300,000,000 aggregate principal amount of Floating Rate Notes due March 12, 2010. The Floating Rate Notes bear interest at a rate of three-month LIBOR plus 0.875%.